Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD  E.  NEILSON7345 SOUTH 1950 EAST

     ATTORNEY  AT  LAWCOTTONWOOD HEIGHTS,  UTAH  84121

TELEPHONE:  (801)  733-0800

E-MAIL:  LNEILSONLAW@AOL.COM

January 15, 2021

Securities and Exchange Commission

Office of Document Control

100 F Street NE

Washington, D.C. 20549

Filed Via Edgar

Re:Defense Technologies International Corp.

Registration Statement on

Form S-1

Commissioners:

On behalf of Defense Technologies International Corp. (the “Registrant”), in connection with its registration statement on Form S-1 pursuant to the requirements of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder, please find herewith the following regarding the Registration Statement:

1.One copy of the registration statement on Form S-1, including exhibits filed pursuant to the provisions of Regulation S-T.

2.Funds for payment of the requisite filing fee, have been deposited by wire transfer into the Registrant's SEC account (#CIK 0001533357). The filing fee has been calculated in accordance with Rule 457 under the Securities Act.

The registration statement covers the proposed offering by certain selling stockholders of 15,000,000 shares of its common stock.  The registration statement includes the prospectus to be used for the offering.

The Registrant would like the registration statement declared effective as soon as possible and accordingly, would appreciate the Commission Staff's assistance in this regard.

Please direct your comments or questions with respect to the registration statement and the enclosed materials to the undersigned by mail, telephone at (801) 733-0800, or by e-mail at LNeilsonLaw@aol.com, with a copy to the Registrant’s CEO, Merrill W. Moses at mmoses@chowser.net.

Yours truly,

/S/  LEONARD E. NEILSON

LEONARD E. NEILSON, ATTORNEY AT LAW, P.C.

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